New Interim CFO Strengthens Executive Team

Vancouver, British Columbia – July 22, 2022 – Liquid Media Group Ltd. (NASDAQ: YVR, the “Company”) announces that, effective immediately, Andy Wilson is no longer involved with the Company in any capacity.  The Company has appointed Sheri Rempel as Interim Chief Financial Officer, effective immediately. Ms. Rempel has more than 30 years of accounting and financial management experience. Ms. Rempel started her career with public companies in 2001 and currently provides senior financial and advisory services to several Canadian private and public corporations, acting in Chief Financial Officer and controller capacities.

Sheri Rempel stated “I am excited to join Liquid at this inflection point in the company’s evolution.  Liquid's end-to-end solution allows creators to take their professional content from inception through the entire process to monetization across their portfolio of complementary companies. I look forward to working with the team to ensure ongoing compliance and reporting as the company remains focused on delivering long-term shareholder value.”

Joshua Jackson, Chairman and Interim CEO of Liquid commented “We are delighted to welcome Sheri to the Liquid team. Sheri brings a wealth of public company knowledge and business experience, and will play a key role as the company transitions to its next stage of corporate development.”

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is an entertainment company empowering independent IP creators. Liquid’s end-to-end solution enables professional video (film/TV and streaming) creation, packaging, financing, delivery, and monetization, empowering IP creators to take their professional content from inception through the entire process to monetization.

Additional information is available at www.LiquidMediaGroup.co.

Further information:

Investor / Business
Justin Kulik
CORE IR
justin@coreIR.com

Industry
Jane Owen
Jane Owen PR                                                                                                                                                  +1 (323) 819-1122
jane@janeowenPR.com

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